

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 23, 2009

Mr. S. R. Mills
Chief Financial Officer
Archer Daniels Midland Company
4666 Faries Parkway Box 1470
Decatur, Illinois 62525

> **Re:     Archer Daniels Midland Company**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 9, 2009**
> **Response Letter Dated January 27, 2009**
> **File No. 001-00044**

Dear Mr. Mills:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Financial Statements

Note 4 – Inventories and Derivatives, page 47

1.      We note your disclosure that you value inventories of certain merchandisable agricultural commodities at market value.  Please tell us the specific accounting literature you believe permits you to value such inventories at market value.  Please also tell us if you are applying certain literature by analogy, and if applicable, why you believe the analogy is appropriate.

2.      Please quantify for us the amount of market adjustments that have been reflected in your financial statements for all periods presented.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Joanna Lam at (202) 551- 3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

      Sincerely,


      Karl Hiller
      Branch Chief